FORM 4

(  ) Check this box if no longer
      subject to Section 16.  Form 4           ----------------------------
      or Form 5 obligations may continue.      |      OMB APPROVAL        |
      See Instruction 1(b).                    |--------------------------|
                                               |                          |
   U.S. SECURITIES AND EXCHANGE COMMISSION     |  OMB NUMBER:  3235-0287  |
          WASHINGTON, D.C.  20549              |  EXPIRES:                |
 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP  |  OCTOBER 30, 1998        |
                                               |  ESTIMATED AVERAGE       |
  Filed pursuant to Section 16(a) of the       |  BURDEN HOURS            |
    Securities Exchange Act of 1934,           |  PER RESPONSE 0.5        |
   Section 17(a) of the Public Utility         ----------------------------
     Holding Company Act of 1935
  or Section 30(f) of the Investment
         Company Act of 1940

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1.  Name and Address of Reporting Person

    Lizanne Galbreath
    c/o LaSalle Partners Incorporated
    200 East Randolph Drive
    Chicago, IL  60601
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2.  Issuer Name and Ticker or Trading Symbol

    LaSalle Partners Incorporated, LAP
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3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4.  Statement for Month/Year

    2/98
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of reporting person to Issuer (Check all applicable)
(X) DIRECTOR
( ) 10% OWNER
(X) OFFICER (GIVE TITLE BELOW)
( ) OTHER (SPECIFY TITLE BELOW)

    Officer of subsidiary of the Issuer

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7.  Individual, or Joint/Group Filing (Check applicable line)
(X) Form Filed by One Reporting Person
( ) Form Filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security (Instr. 3)

    Common Stock, par value $.01 ("Common Stock")
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2.  Transaction Date (Month/Day/Year)

    (i)          February 28,1998
    (ii)(a)      February 5, 1998
    (ii)(b)      February 28, 1998
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


3.  Transaction Code (Instr.8)

    (i)          J,V, see footnote (1) to this form
    (ii)(a)      J,   see footnote (2) to this form
    (ii)(b)      J,V, see footnote (1) to this form

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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

    (i) 59,116 shares of Common Stock, A, see footnote (1) to this form
    (ii)(a) 96,078 shares of Common Stock, D, see footnote (2) to this form
    (ii)(b) 59,116 shares of Common Stock, D, see footnote (1) to this form
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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    (i)    259,021
    (ii)   648,115
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

    (i)    259,021, D
    (ii)   648,115, I
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    The 648,115 shares of common Stock owned indirectly by Ms. Galbreath represent the pro rata portion attributable to Ms. Galbreath of the 1,440,255 shares of Common Stock owned by Galbreath Holdings, LLC.

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
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TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)

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1.  Title of Derivative Security (Instr. 3)

    Not applicable
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2.  Conversion or Exercise Price of Derivative Security

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3.  Transaction Date (Month/Day/Year)

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4.  Transaction Code (Instr. 8)

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

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10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
    (Instr. 4)

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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:


Footnotes to Form 4


(1) Galbreath Holdings, LLC ("Galbreath Holdings") is owned by Ms. Galbreath and three grantor retained annuity trusts, the grantors of which are Ms. Galbreath, Laurie Galbreath Nichols and John W. Galbreath II (collectively, the "Grantors"). On February 28, 1998, Galbreath Holdings distributed 131,368 shares of Common Stock, in aggregate, to Ms. Galbreath and the grantor retained annuity trusts, which in turn distributed the shares to their respective Grantors. Directly and through her grantor retained annuity trust, Ms. Galbreath received 59,116 shares of Common Stock. The 59,116 shares of Common Stock on line (ii)(b) represent the pro rata portion attributable to Ms. Galbreath of the 131,368 shares of Common Stock distributed by Galbreath Holdings.

(2) On February 5, 1998, Galbreath Holdings transferred 213,506 shares of Common Stock to the Belair Capital Fund LLC (the "Belair Fund") in exchange for 75,000.231 shares in the Belair Fund. The value of the shares contributed to the Belair Fund calculated based on the closing sale price of the Common Stock on the day immediately preceding the consummation of the exchange was $35.25. The 96,078 shares of Common Stock on line (ii)(a) represent the pro rata portion attributable to Ms. Galbreath of the 213,506 shares of Common Stock transferred to The Belair Fund.


/s/ Fritz E. Freidinger as Attorney-in-Fact       March 10, 1998
**  Signature of Reporting Person                 DATE

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**  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
    CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).